Exhibit C-5

ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is made and entered into as of November 29, 2006, by and between PacificInfo Limited, an international company organized and existing under the laws of the British Virgin Islands (“PacificInfo”), Fidelity Asia Principals LP (“Assignee”).

WHEREAS, PacificInfo has agreed to purchase 4,025,105 shares of common stock of AsiaInfo Holdings, Inc., a Delaware corporation (the “Company”) from Warburg, Pincus Ventures L.P. and Warburg, Pincus Ventures International, L.P. (collectively, “WPV”), in connection with that certain Stockholders Agreement, dated as of October 9, 2006, by and between CITIC Capital MB Investment Limited (“CITIC”) and PacificInfo, as amended (the “SHA”), and that certain Stock Purchase Agreement by and among CITIC and WPV, dated as of September 30, 2006, as amended (the “WPV SPA”).

WHEREAS, in accordance with the terms of the SHA, including without limitation Section 8.3 thereof, PacificInfo hereby wishes to assign its rights, interests and obligations to 30,274 shares of common stock of the Company held by WPV (the “Assignee Shares”) to Assignee, and Assignee hereby wishes to assume such rights, interests and obligations to such Assignee Shares.

WHEREAS, pursuant to Section 5.7 of the SHA, upon the consummation of the purchase of the common stock of the Company held by WPV by PacificInfo or any purchaser to whom PacificInfo has assigned its right to purchase the common stock of the Company held by WPV, PacificInfo shall pay to CITIC a transaction fee equal to 1% of the total purchase price PacificInfo and such purchaser(s) paid for such shares pursuant to the WPV SPA (the “Transaction Fee”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, operative on the execution of this Agreement,

1. PacificInfo assigns its rights, interests and obligations with respect to the Assignee Shares to Assignee, and Assignee unconditionally accepts such assignment and assumes all such rights, interests and obligations under the SHA and the WPV SPA (except for the rights, interests and obligations set forth in Sections 5.4, 5.5, 5.8 and 6 of the SHA), with respect to such Assignee Shares.

2. Upon the consummation of the purchase of the Assignee Shares, Assignee shall pay to PacificInfo its pro rata portion (based on the number of shares purchased by Assignee as a percentage of the total number of shares purchased by PacificInfo or any purchaser to whom PacificInfo has assigned its right to purchase shares) of the Transaction Fee.

3. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed together shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PACIFICINFO LIMITED

By:	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Director

FIDELITY ASIA VENTURES FUND LP

By:	/s/ Allan Pelvang
Name:	Allan Pelvang
Title:	Vice President

2